NAME OF REGISTRANT:
Franklin Gold Fund
File No. 811-1700

EXHIBIT ITEM No. 77I(b):


The Registrant began offering a third class of shares on January 1, 1997:
Franklin Gold Fund, Franklin Gold Fund Series, Franklin Gold Fund -
Advisor Class. Class I, Class II and Advisor Class shares differ as to sales charges, expenses and services. Shares of each class represent proportionate interests in the assets of the Registrant and have the same voting and other rights and preferences as the other classes of the Registrant for matters that affect the Registrant as a whole.